INVEST IN ICHOR LLC

# Our injectors increase diesel fuel economy up to 30% & decrease emissions by 90%

PITCH VIDEO INVESTOR PANEL


REVOLUTIONARY FUEL INJECTION
90% REDUCTION IN EMISSIONS
30% INCREASE IN ECONOMY
ICHOR
POWERED BY RKI

ichortech.com Salt Lake City UT

Technology Infrastructure Hardware Energy Automotive

OVERVIEW UPDATES WHAT PEOPLE SAY 68 ASK A QUESTION

## Highlights

1. A realistic solution to combat climate change with Patents filed in over 25 countries
2. Average customer will see ROI in about 2 years. Works with any liquid fuel and utilizes existing infrastructure.
3. Geneva award winner
4. Reduces or eliminates costly components currently required for emissions reduction
5. Parent already working with industry leaders such as Mazda, Kohler, WeiChai and more.

## Our Team



**Trevor Bates** CEO

20+ years experience in heavy equipment and class A operations. Founder 3B Diesel. Co-founder SS Heavy Haul. CEO and President of investor relations at Ichor.

> The world needs an immediate solution for fossil fuel emissions. In order to solve this problem, the solution must work with all liquid fuel engines, without the need

for additional and expensive parts. RK injector technology is the fastest and most affordable solution.



**Chad Webster** President

15 years research, development, and testing of oil and gas high pressure systems. Capriotti's franchise partner. President of research and development at Ichor.



**Tyler Harris** Vice President

15 years operations management in automotive industry and commercial real estate. Sales & customer service guru. Successful entrepreneur with various startups under his belt. President of sales at Ichor.

## Pitch


ICHOR
Powered by RKI
Saving diesel owners money while cleaning our air.


90% EMISSIONS REDUCTION
30% INCREASE IN FUEL ECONOMY
5m RAISING FIVE MILLION
BLUE FLAME
technology


Key Issues
Diesel engine owners have 3 challenges with their Vehicles:
Cost of Fuel


Cost of Maintenance
Maintaining EPA standards


The Problem
Existing systems have a number of significant drawbacks for diesel engine owners:
Takes up engine space
Costly to install
Adds weight, reduces efficiency
Additional ongoing costs (DEF)
Requires constant maintenance
What if the solution is not AFTER the engine, but WITHIN the combustion process itself...


Prior Solutions Include:
Diesel Common Rail
High Pressure Fuel Return System
HP Fuel Pump
Exhaust Gas Recirculation
Diesel Exhaust Fluid
Diesel Particulate Filter
Catalytic Converter
ALL focused on removing engine exhaust particulate AFTER the combustion stage


A Simple Solution
Ichor powered by RKI: Solve the problem at the engine, not after.
A set of ICHOR injectors replaces the need for 5 emissions components.
Old Diesel Engines:
ICHOR Diesel Engines:


Additional Benefits
Not only do Ichor injectors eliminate the need for emissions components, they increase performance as well:
Reduces emissions by up to 90%


Fuel economy savings by up to 30%
Increases engine power and torque
Dramatically reduces maintenance costs


Where old injectors fail,
ICHOR injectors will succeed.
Traditional injector
Larger fuel molecules
Inefficient spray design
Higher temperature combustion
Leftover fuel particulate
ICHOR fuel injector
Optimized atomization of fuel
Customizable spray patterns
Lower temperature combustion
Higher fuel efficiency


Market Analysis- USA
Initial target market:
3.9 million class 8 trucks.
$1 BILLION
1% of initial target market at $35,000 MSRP.
Future markets:
36 million trucks registered for business.
5.55 million AG tractors currently in use.
$14.5 BILLION
1% of future markets at $35,000 MSRP.


Consumer Benefits
2 YEAR
Return on investment
*Based on fuel economy savings alone.
MSRP: $35,000
ICHOR injector Retrofit Per Class 8 Truck
CLEANER Emissions
ICHOR
Ducted Fuel Injectors
HPDI
Common Rail System
OEM Fuel Efficiency
Increased Efficiency
OEM Emissions


Funding Goal:
Raising $5m to go to market
2.
RKI injector portotype receives the Geneva award in 2006
4.
6 year study of prototype completed by Powertrain Technologies Limited
6.
Funding for EPA certifications to retrofit diesel engines.


1.
Working prototype developed.
(Now in the 5th generation)
3.
Patents officially filed in 25 countries and counting.
5.
Development agreements signed by Mazda, Kohler, WeiChai, and other industry partners.
7.
Funding for software engineering of engine types, personel, and equipment.


ICHOR
Powered by RKI
TECHNICAL REVIEW


Introduction
• The RKLAB technology is a self-pressurising fuel injector, which is driven by cylinder pressure.
• By controlling the area ratio of the injector piston and high pressure plunger, extremely high injection pressures, in excess of 5000 bar may be achieved.
• The construction of the injector also allows a high number of holes within the nozzle, which can be easily configured to application requirements.
• The technology targets four main benefits:
○ Improved fuel economy / power availability
○ Cleaner combustion
○ Potential removal of after treatment
○ Removal of fuel system ancillaries
• The current effort is focusing on updating the hardware to todays emissions requirements, through the use of modern tools, including hydraulic system modeling (GT-SUITE), structural analysis of high pressure components (ANSYS), and CFD analysis of the nozzle configuration and combustion process (Converge).
HOW IT WORKS
HIGH PRESSURE PLUNGER
CYLINDER PRESSURE


• The RK Injector technology ( RKI technology) is the key to unlocking high levels of Brake Thermal Efficiency (BTE) – 60% BTE target.
• At 60% BTE – the internal combustion engine is fully competitive with electric powertrains across the load/efficiency spectrum.
• The RKI system is clean burning - dramatically reducing the costs and complexity of after treatment systems.
• Significant work is being performed to optimize the combustion system around the RKI system (piston design, bowl shape) to achieve the BTE targets.
• Current design has achieved 54% BTE in engine design tests
BRAKE THERMAL
EFFICIENCY


Engineering Tools
1D System Modeling
• Control system simulation
• Hydraulic system
Rig Testing
• Control system development and testing
• Hydraulic systems testing



• Internal flow characterisation
• Engine performance and cycle simulation
• Component bench testing
• Actuation sequencing
• RCM spray visualisation and combustion
Finite Element Analysis
• Injector component stress analysis
• Leakage path and conformability studies
• System assembly
Computational Fluid Dynamics
• Nozzle spray patterns
• Cylinder air motion and combustion
• Injector internal flow paths



Hydraulic and Cycle Simulation
GT Power single cylinder model with integrated RK injector model:
• GT predictive combustion model used
• Cylinder pressure activating RK injector
Study of effects of control timing on:
• Fuel mass delivered
• Injection pressures
• Generated cylinder pressures
Pressure Force on Injector
Injection Pressure/Rate
Combustion
Cylinder Pressure
Single Cylinder GT Model
Pressure [bar]
Sac
Ctrl Chamber
Time [ms]
Injected Mass [mg]
Time [ms]
Engine Model
Injector Model
Injector
Intake
Cylinder Pressure Application Point
Cylinder
Fuel Injection Point
Fuel Injector Nozzle
Exhaust



Spray Visualisation and CFD



Spray Visualisation and CFD
Notes:
Experimental flow visualization does not include combustion
Experimental results have been matched to CFD, based upon spray shape formation and fuel distribution rather than elapsed time step



Spray Pattern Comparison Results


2K COMMON RAIL @2000 BAR
2K RKI @ 2000 BAR

## GT- Suite System Analysis

GT-Power and GT-Suite are the primary tools used for the rapid development of the RK technology, where injection systems are modelled from inception and concept design, through to detailed design and analysis of the full injection and combustion system.

The modelling effort is currently focused on the development of our next iteration of injector design for hardware testing, looking specifically at:

- Multiple controls and control strategy
- Hydraulic system development
- Internal flow characterisation
- Engine performance and cycle simulation

RKLAB can provide "black box" GT-Suite modelling of the RKI system for engine model development.

RKLAB can provide full technical support through PTL.




Hydraulic control strategy
Control volumes & internal flows
High pressure chambers & internal valves
Nozzle flow & injection rate shaping

## CFD Analysis Overview

CFD tools have been utilised to inform design decisions in iterations of the injector hardware.

Investigations included the effects of nozzle geometry on spray patterns and interactions with i n cylinder air motion, in particular within the development engine test section.

The current work effort is focused on producing a new set of guidelines and tools, from which a selection of nozzle geometries for engine fired testing of the next iteration of the RK injector, can be made.


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2.
3.
4.

## Fuel Consumption Analysis - Fuel System Operation

A study was conducted to further explore the thermodynamic impacts of the change in effective compression ratio which results from the injector piston motion of the RK type injector on a 15L HD engine.

- The study used a calibrated GT-Suite model of a production engine as a baseline to which an actuator was added which altered the engine cylinder volume by the effective change in compression ratio as the injector piston moves. This represents the potential work lost from the cylinder which is used to actuate the RK injector.
- The model calculated FMEP is based on engine speed and load, generated from experimental values. These values account for the losses associated with the common rail injection pump. Therefore the power required to drive the common rail pump must be added into the brake power result for the RK injector and the BSFC re-calculated.

The study concluded that:

- An RK type injector can provide significant increases in injection pressure, with little or no BSFC penalty (-0.3% ~ -1.2%).
- A common rail system capable of RK injector level pressures would require a step change in the technology (current max ~3500bar) and would incur significant BSFC penalties (+3.3% ~ +4.2%) from increased fuel pumping work.
- An RK type injector can improve on the BSFC of a common rail equipped engine whilst matching current technology level injection pressures (-1.5% ~ - 2.4%).


Effective compression ratio change results in loss of crank work. The work being done instead on the RK injector
HD 18CR
RK CRe
Pressure [bar]
Volume [ltr]
200
180
160
140
120
100
80
60
40
20
0
0
0.5
1
1.5
2
2.5
3

## Modes Of Combustion


Pre- and Post Injection Control Combustion
Rate Shaping – controlled pressure increases during an injection event
Natural Combustion
4000rpm WOT
Average Inj Pressure [bar]
Average Cyl Pressure [bar]
Approx. CR Pressure
Injection pressure driven by cylinder pressure – mirror combustion curve
RKI offers the best of the existing technology AND
• New features
• High customization
• Unprecedented pressure levels
• Unprecedented nozzle configurations
Resulting in NEW opportunities for emissions reduction and improvements in brake thermal efficiency
8


Combustion Visualisation
RKI combustion – 5 hole spectrum 5000 BAR pressure
Current combustion – 2 hole spectrum 2000 BAR pressure


Low Temperature, Complete Combustion
Soot
Combustion at "HCCI-like" levels of emissions and fuel consumption without HCCI's limitations in controllability and load/speed operating range
$NO_x$
Local fuel / air Equivalence Ratio φ
Local Temperature K
0
1
2
3
4
5
6
1400
1800
2200
2600
3000
Conventional Diesel Combustion
RK Injector Diesel Combustion Operational curve
RK Injector Diesel Combustion zone
[Source: SAE 2001-01-0655: Toyota & ExxonMobil]
10

# Highlights

The RK technology offers the tools to successfully implement a low temperature combustion solution:

• Fuel is burned at temperature ranges below the point at which NOx is formed.

• Higher injection pressures coupled with many nozzle holes leads to excellent atomization of the fuel and more efficient burning of the fuel at lower temperatures.

• The smaller droplets vaporise more quickly, allowing later peak pressures and more controlled combustion events.

• The lower peak pressures and temperatures reduce damaging engine component stress and emissions formation.

• High reliability and durability due to fewer parts.

• Potential to reduce or eliminate the need for post combustion after-treatment equipment due to its excellent atomization and air utilization characteristics.

• Compatible with a wide range of suitable fuel types and specifications • Fuel is saved by more efficient combustion and reduced parasitic load.




Team at Ichor
Chad Webster
15 years research, development, and testing of oil and gas high pressure systems. Capriotti's franchise partner. President of research and development at Ichor.
Trevor Bates
20+ years experience in heavy equipment and class A operations. Founder 3B Diesel. Co-founder SS Heavy Hall. CEO and president of investor relations at Ichor.
Tyler Harris
15 years operations management in automotive industry and commercial real estate. Sales & customer service guru. Successful entrepreneur with various startups under his belt. President of sales at Ichor.